Exhibit E

Motive Investor Conference Call Script

Tuesday, June 17 2008

(2249 Words)

Operator:

Good morning and welcome to Motive’s Investor Conference Call. Today’s call is being recorded.

[Operator gives instructions for call.]

Before we begin, I would like to remind everyone that this conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer discussed on this call has not yet been commenced. The solicitation and the offer to buy shares of Motive common stock will only be pursuant to an offer to purchase, letter of

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transmittal and related materials that Alcatel-Lucent, or a subsidiary thereof, intends to file with the U.S. Securities and Exchange Commission.

Motive intends to file with the U.S. Securities and Exchange Commission and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the tender offer. When they are available, stockholders of Motive should read these materials carefully because they contain important information, including the terms and conditions of the Offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the U.S. Securities and Exchange Commission’s Website at www.sec.gov or by directing a request to Motive, Inc., Attention: Chief Financial Officer, 12515 Research Boulevard, Building 5, Austin, Texas 78759-2220 or by phone at (512) 339-8335. Stockholders

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are urged to read carefully those materials when they become available prior to making any decisions with respect to the Offer.

I would also like to draw everyone’s attention to the fact that this call will include certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ – perhaps materially – from those that are presented today.

A description of these risks and uncertainties can be found in Motive’s public filings with the SEC. Copies of Motive’s public filings are available on the SEC’s website at www.sec.gov and on the Investor Relations page of the Motive website at www.motive.com.

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Motive undertakes no obligation to update or revise its forward-looking statements, or to update the reasons its actual results might differ materially from those anticipated in statements today.

Participating in the call today are

•	Alfred Mockett, Motive Chairman and CEO

•	Luis Martinez Amago, President of Alcatel-Lucent’s Fixed Access Division, and

•	Mike Fitzpatrick, Motive Chief Financial Officer

At this time I will turn the call over to Mr. Mockett.

Alfred Mockett:

Good morning ladies and gentlemen. Thank you for joining us at such a short notice.

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Earlier today we announced that Motive has signed a definitive agreement for the sale of the company to Alcatel-Lucent, a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services.

The transaction – which I will describe shortly – is the culmination of an eight month strategic review process which meets the objectives we set out when we first began the process in November. Those objectives were: to deliver value to our shareholders, while creating opportunity for our customers and our employees. This transaction will allow Motive to move forward strategically and operationally without some of the compromises imposed by the cost burdens that small public companies now face.

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Under the terms of the agreement, Alcatel-Lucent will launch an all cash tender offer for all the outstanding common stock of Motive, at a price of $2.23 per share. This represents a 53% premium over the closing price on Monday, June 16th and a 51% premium over the 90 day moving average for Motive’s common stock. The transaction values the company at approximately $67.8 million.

The acquisition has been structured as a two-step transaction including a cash tender offer for all outstanding shares of Motive common stock followed by a merger of Motive with and into the Fixed Access Division of Alcatel-Lucent.

The cash tender offer is expected to commence within 30 days following the execution of the Merger Agreement and we anticipate that the transaction will be concluded early in the fourth quarter of 2008.

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The closing of the transaction is subject to a number of conditions, including:

•

the delivery of Motive’s audited financial statements for the years ended December 31, 2007 and December 31, 2006, the audited financial statements for 2007 to be materially consistent in terms of assets and liabilities with the previously delivered unaudited financial statements for that period;

•	Motive’s previously announced settlement of securities and derivative litigation becoming final and non-appealable;

•	the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign competition laws; and

•	other customary conditions.

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In addition to the conditions described above, completion of the tender offer is subject to the condition that, as of the expiration date of the tender offer, there shall have been tendered a minimum number of share of common stock — which approximates 58.3% of the issued and outstanding shares of Motive common stock, including the 2.5 million shares of Motive common stock expected to be issued in connection with the previously announced settlement of the Company’s securities class action lawsuit.

There are certain conditions under which the purchaser is permitted to lower the minimum number of shares tendered to approximately 51.2%. Please refer to today’s press release and SEC filings for further details.

As I have mentioned previously, this agreement is the result of several months of intensive effort by management, the Board and our investment bankers to carefully review strategic alternatives available to Motive.

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Motive announced last November the appointment of investment bankers Thomas Weisel Partners to advise the company’s Board of Directors on strategic options. TWP conducted a thorough and exhaustive process involving discussions with more than 30 potentially interested parties. This led to in depth discussions under non disclosure agreements with 20 parties followed by exploratory due diligence with our management team by 10 of the interested parties.

These interested parties included financial as well as strategic acquirers.

The Board was fully supportive of the Alcatel-Lucent bid and endorsed the Management team’s recommendation in this regard. The agreement follows intense and extensive negotiations between Motive and Alcatel-Lucent and we believe this transaction provides Motive and its stakeholders with the best path forward for all.

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This strategic combination is the natural evolution of a successful 3-year joint development and marketing relationship between the companies and will provide Motive the scale needed to meet the long-term needs of our customers. Alcatel-Lucent and Motive have a complementary worldwide footprint of customers, partners and products, and a history of working together to meet the needs of our 40 plus joint customers. Upon closing this acquisition, Motive will gain access to capital, technology and people necessary to deliver on our commitments and ensure a secure future for our customers and employees.

Let me elaborate.

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Today, Motive faces many uncertainties, each of which is its own challenge, but which, collectively, represent a substantial hurdle for the company. We are all acutely aware of the current volatility in the capital markets, the economic slowdown underway and the uncertainties in the communications marketplace the company serves.

Beyond those macro issues, Motive also faces an ongoing SEC investigation that is uncertain as to timeline and outcome.

In addition, although the settlement of the class action and derivative lawsuits has received preliminary approval in Federal District Court, the final hearing is not scheduled until July 1st and the settlement will not become final until approximately 30 days from that date, assuming no objections to the settlement are filed during that period.

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Finally, as you know, the company has not filed audited financial statements with the SEC since the company announced its intention to restate earnings in October 2005. Following the dismissal of auditors Ernst and Young, the company retained BDO Seidman in November 2007. BDO is in the process of conducting five years of concurrent audits for fiscal years 2003 through 2007. The audit is expected to be concluded by the end of Q3 2008.

Current management is committed to steering this company to profitability and sustainable positive cash flow for the first time in its history and has been executing against a plan which achieves this objective.

While we believe this turnaround can be achieved, in light of the uncertainties I mentioned, both the Board and Management believe that the Alcatel-Lucent bid is in the best interest of our stockholders.

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[PAUSE]

We are proud of the remarkable fact that, as we have managed through the challenges of the past two years, we have not lost a single customer as a result of non-operating issues. Customer service and customer satisfaction measures remain close to historic highs. In addition, bookings continue to grow in a difficult market environment.

Employees have proved loyal and dedicated, and our 12-month attrition rate remains at industry norms.

Having said all of that, and with justifiable pride in what our employees and our management team have accomplished in light of all of the challenges of the past two years, certainty of outcome and clarity of outlook have become paramount for our customers, and deservedly so for our employees.

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Merging with a well-known, well-financed, global leader serving the telecommunications industry will provide that clarity and certainty. Relieved of the burdens and costs of being a small, stand-alone public company, which are completely disproportionate to our current scale, and with access to the extensive resources of Alcatel-Lucent, Motive will have greater authority in the market and an increased set of capabilities to serve customers and capitalize on market opportunities.

The Motive Board and Management are fully supportive of this transaction, believe it is in the best interests of stockholders

At the conclusion of this transaction I will step down as Chairman and Chief Executive.

[PAUSE]

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After a thorough and exhaustive process, the market has spoken and established what constitutes fair value for the company and I believe it is in the best interests of the stockholders. Again, this agreement follows an exhaustive review process and extensive negotiations.

The steps we must execute between now and closing are not at all unusual given our circumstances. Alcatel-Lucent is a global multi-billion dollar company with governmental oversight and reporting obligations to satisfy prior to close.

At this time I would like to invite Luis Martinez Amago, President of Alcatel-Lucent’s Fixed Access Division, to say a few words.

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Luis Martinez Amago:

On behalf of Alcatel-Lucent, I’d like to say we are extremely excited about the proposed acquisition of Motive by Alcatel-Lucent and I’m certain it is going to be a winning combination for our companies and our customers alike.

I’d like to share a couple of thoughts with you on why I think this is such a tremendous opportunity.

• First, the current relationship between our two companies is already strong today. Over the past three years we have worked closely together on the successful joint development and marketing of products to manage the home network, and we won over 40 joint customers.

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• Second, our customers, organizations, and technology are highly complementary, with each company bringing strengths to the other. Not only does a combination benefit our position in digital home care, it will also allow us to more rapidly take advantage of opportunities that are emerging in the mobile service management area.

• Third, although Motive has built a reputable brand and is known for delivering innovative solutions backed by delivery expertise, its joining Alcatel-Lucent will help the combined organization gain a more significant position when selling to large multinational buyers. Motive will benefit from the scale, channels and the converged fixed mobile environment that Alcatel-Lucent has to offer. Upon consummation of the transaction, Motive will become part of a large, stable, global operation with a voice in the strategic discussions of our mutual customers.

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• Finally, I am excited about the expertise that both of our companies have in-house. Our skilled people are the engine behind the success of our digital home activities.

We will now be embarking on an integration and transition exercise slated for completion by early in the fourth quarter of this year. In the interim, you have our promise that there will be no disruption to business or customer service.

As far as our customers are concerned, we recognize the investment they have made in our products and are committing to uphold all existing customer and product delivery schedules during this process.

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This combination is an integral part of Alcatel-Lucent’s strategy. Alcatel-Lucent will be able to offer an expanded portfolio in the digital home and mobile service management domain, which is needed to meet the long-term needs of our customers. Upon completion this transaction will help us strengthen our position on this rapidly growing market.

I also want to stress that we will remain committed to the CPE vendor independent focus going forward, in particular by implementing appropriate standards for wireline and wireless device management and by developing an extensive interoperability program.

I am convinced that together, we will be in a very strong position to provide our customers with the solutions that will help them to effectively manage the delivery of complex services across combined fixed and mobile networks.

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All of us at Alcatel-Lucent look forward to consummating the transaction and ensuring that the combined business is a success.

Thank you.

Alfred Mockett:

Thank you Luis. We would now be pleased to take your questions.

[OPERATOR GIVES Q&A INSTRUCTIONS. SPEAKERS TAKE QUESTIONS.]

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